EXHIBIT 14.1

RIO HOLDINGS, INC.
CODE OF ETHICS AND CORPORATE COMPLIANCE POLICY

ADDRESSING INTEGRITY CONCERNS—WHISTLEBLOWING

Questions and concerns about whether various situations are handled ethically and legally may, and sometimes do, arise. Open discussion of issues and good faith concerns by all employees without any fear of retribution or retaliation is essential to the effectiveness of our corporate compliance initiatives.

It is always a good idea to raise questions when you have doubts about whether an action or situation may be improper. All employees have the responsibility for not only engaging in appropriate business conduct, but also for reporting any activity which they, in good faith, believe may be a violation of (1) any applicable local, state and federal laws, rules or regulations, and (2) the Corporate Compliance Policy. The Company has an absolute policy against any retribution or retaliation for bringing forth a good faith concern. Any person who violates this policy will be subject to disciplinary action, up to and including termination of employment.

This whistle blowing policy is intended to cover protections for you if you raise concerns about inappropriate conduct or activity, such as concerns regarding:

•	Incorrect financial reporting;

•	Unlawful activity;

•	Activities that are not in line with Company policy, including the Corporate Compliance Policy; or

•	Activities that otherwise amount to serious improper conduct.

If you question whether a proposed course of action is consistent with the Corporate Compliance Policy or any other requirement, you may want to seek guidance before taking any action. You are encouraged to discuss the issue with your direct supervisor who knows you and the issues in your workplace. If your supervisor cannot find the answer, or if you are not comfortable discussing the issue with your supervisor, discuss the issue with others in the reporting chain.

Anonymous Allegations

Your call can be anonymous within the constraints of the law and this policy, however, this policy encourages employees to put their names to allegations because appropriate follow-up questions and investigations may not be possible unless the source of the information is identified. Concerns expressed anonymously will be explored appropriately, but consideration will be given to:

•	The seriousness of the issue raised;
•	The credibility of the concern; and
•	The likelihood of confirming the allegation from attributable sources.

The identity of a person expressing a concern under this policy will not be given to anyone except as required by applicable law, rules, regulations, legal process or as needed for investigative purposes.

Timing

All inquiries will be answered promptly. All reports of suspected violations will be investigated promptly and fairly. No employee will be subject to reprisal for reporting in good faith a suspected violation to the policy.

Evidence

Although the employee is not expected to prove the truth of an allegation, the employee should be able to demonstrate to the person contacted that the report is being made in good faith and the basis for the allegation.

If any matter involving a possible violation of these Guidelines is not resolved to your satisfaction after discussing the issue with your supervisor or others in the reporting chain.

CONFLICTS OF INTEREST

Policy

All Rio Holdings, Inc. employees are prohibited from taking any actions that could create a conflict of interest and should avoid even the appearance of a conflict of interest. For example, employees must avoid the payment or receipt of gifts, money, entertainment or other favors which go beyond the common courtesy usually associated with business practice, and might thereby be regarded as creating an obligation or incentive to conduct business. Additionally, Company resources and time are to be used only for approved purposes; it is our expectation that a full-time employee’s primary work obligation is to Rio Holdings, Inc.

Comments

A conflict of interest is a situation in which an employee’s potential personal interest or benefit interferes with his or her judgment or actions as an employee of Rio Holdings, Inc. It is not possible to list every type of potential conflict of interest.  It is not unethical to dine with a salesperson or supplier to give him/her an opportunity to present his/her product or service or to develop a business relationship that may contribute to the Company’s business; however, close personal friendships with supplier representatives are to be avoided to curtail any appearance of a conflict of interest.  The Company’s policy is intended to permit gifts of reasonable value, normal business meals and entertainment, the exchange of customary reciprocal courtesies between employees of the Company and their business associates, and similar customary and reasonable expenditures to promote general business goodwill. Reasonable expenditures for gifts to and the entertainment of business contacts by Company employees may be made if the expenditures are appropriate and are correctly recorded on the books of the paying entity. However, entertainment or gifts shall not be of substantial monetary value nor exceed that value customarily and openly provided by responsible competitors of the Company in the area involved. If you have questions or doubts about any gifts or entertainment that may be in excess of $100.00 in value, consult your manager or supervisor before accepting the same. We will award business solely on merit, receiving the best value for our Company.

Unless approved in advance, no Rio Holdings, Inc. employee may hold a position with, or have a substantial financial interest in, any business that conflicts with or might appear to conflict with that employee’s work on behalf of Rio Holdings, Inc. Likewise, prior approval by the CEO is required for a Rio Holdings, Inc. employee to conduct business with the Company for personal benefit or for the benefit of a relative.

Additionally, employees are prohibited from (a) taking for themselves personal opportunities that properly belong to the Company or are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) engaging in any activity that, in the judgment of the Company is competing with the Company.

Rio Holdings, Inc. employees must avoid direct or indirect responsibility for the hiring or supervision of a family member. Even the appearance of favoritism can have a degrading influence on employee morale and perception of the Company’s fairness to all employees. Employment of a family member is permitted so long as the family members are not reporting directly or indirectly to each other [or to the same direct supervisor].

Each employee shall refrain from knowingly buying or selling for his own account or the account of an associate any security or other interests which the Company may be considering buying or selling, or has decided to buy or sell. Each employee will also refrain from transmitting any knowledge of such considerations, decisions or any other information that might be prejudicial to the interests of the Company to any person other than in connection with the discharge of his/her Company responsibilities

In accordance with the Sarbanes-Oxley Act of 2002, the Company will not, directly or indirectly, extend credit or renew any extension of credit in the form of a personal loan to or for any director or executive officer.

Procedures for Disclosure

If at any time an employee finds that he/she or an associate has, or is considering the assumption of, a substantial financial interest or outside relationship, or if he/she is in doubt as to the proper application of this policy statement, he/she should promptly make all the facts known to the CEO, and refrain from any exercise of responsibility in any manner which might reasonably be considered to be affected by such adverse interest.

The CEO shall:

(i)	Consider each report submitted hereunder, determine whether the facts give rise to a conflict of interests which is contrary to the policy, and recommend action, if any, to be taken;

(ii)	Advise employees who seek advice concerning conflicts of interest problems;

(iii)	Direct an investigation of any alleged violations of this policy.

Your Responsibilities

▪	Place compliance with laws and ethical principles above private gain.

▪	Do not solicit or coerce anything of value in exchange for awarding Rio Holdings, Inc. business.

▪	Never accept, give or promise gifts that exceed the reasonable value of gifts normally exchanged as a business courtesy from or to any person or firm with whom the Company does business.

▪	Always correctly record any gifts or business entertainment you provide to business contacts on the books of the paying entity.

▪	Do not have a position with, nor financial interest in another business that interferes or appears to interfere with Company duties or responsibilities, unless approved in advance by the CEO.

▪	Do not conduct/transact Company business with a relative unless it is approved by the CEO in advance. All employees must maintain impartiality and high standards of conduct for honesty and fairness.

▪
Disclose to the CEO any position with, or substantial financial interest in, any competitor or other business enterprise held by you, a close relative or a member of your household (including work as a consultant or advisor).

▪	Do not use Rio Holdings, Inc. time or resources for personal or outside business matters.

▪	Avoid work, other than in the normal course of your responsibilities for Grande, on behalf of competitors, suppliers, or customers of Rio Holdings, Inc.

▪	Inform your supervisor of any outside business position (other than charitable, educational or religious) that might be viewed as conflicting with Rio Holdings, Inc. duties or responsibilities.

INSIDER TRADING

Policy

It is the policy of Rio Holdings, Inc. that no director, officer or employee of any Rio Holdings, Inc. company may use material, nonpublic information (also known as "inside information") to trade in the securities of any Rio Holdings, Inc. company (including, without limitation, common stock, warrants and the like), or the securities of any supplier, customer or other company with which Rio Holdings, Inc. has a business or contractual relationship or may be negotiating such a relationship, either personally or on behalf of others, nor may a director, officer or employee of  Rio Holdings communicate such information to others who use it to trade in the securities of any Rio Holdings, Inc. or other company.

Information is material if it could affect a person’s decision to buy, sell or hold securities. It is nonpublic if it has not yet been generally disclosed to the investing public.

Comments

It is a violation of the federal securities laws for any person to buy or sell securities if he or she is in possession of material, nonpublic information. It also is generally illegal for any person in possession of material, nonpublic information to provide other people with such information or to recommend that they buy or sell securities of the company to which the information relates.

Both the provider and recipient of the material, nonpublic information may be held liable.

It is the duty of all directors, officers and employees of Rio Holdings, Inc. to maintain the confidentiality of nonpublic information belonging or relating to Rio Holdings, Inc. or obtained through any relationship of confidence.

Your Responsibilities – Generally

▪	Never buy or sell securities of a Rio Holdings, Inc. company or securities of any other company based on confidential information that has NOT been released to the public.

▪	Never provide confidential information about Rio Holdings, Inc. to others who might buy or sell securities based on that information.

▪
Do not trade if you are in doubt as to whether the information has been released to the public (in general, wait at least two business days after a Rio Holdings, Inc. press release is issued before buying or selling securities).

▪	Notify your supervisor or the CEO if you know or suspect that others are trading in securities based on inside information.

▪	Ensure that confidential Company information (such as significant new contracts, acquisitions, etc.) is released only to individuals who have a need to know the information.

Your Responsibilities - Directors, Officers and Specified Employees

All officers, directors and certain employees who typically have access to inside information, including financial results, before it is publicly disseminated) should not engage in trading in Rio Holdings, Inc. debt securities or warrants without the prior approval of the CEO.

PUBLIC COMPANY DISCLOSURES

Policy

It is the policy of Rio Holdings, Inc. that employees are called upon to provide information necessary to assure that public reports are complete, fair and understandable. All employees must provide prompt and accurate answers to internal inquiries related to Rio Holdings, Inc.’ public disclosure requirements. In addition, if any employee becomes aware of a matter that may require SEC disclosure as described in these Disclosure Guidelines, that employee must report the matter to the CFO who is responsible for the gathering, assessment and possible reporting of the information

Comments

Rio Holdings, Inc. must disclose any “material” information in periodic SEC reports. Information is “material” if there is a substantial likelihood that a reasonable investor would attach importance to the information in determining whether to buy or sell Rio Holdings, Inc. securities. In addition, Rio Holdings, Inc. must disclose “material” known demands, commitments, events, trends or uncertainties that could impact (favorably or unfavorably) liquidity, capital resources, assets, revenues, costs or net income.

Your Responsibilities

▪	Report incidents of fraud or accounting/record keeping irregularity.

▪
Disclose transactions between Rio Holdings, Inc. and one of its directors, officers or other management employees. This includes “indirect” transactions, such as a customer or supply relationship between Rio Holdings, Inc. and another company that one of Rio Holdings, Inc.’ executives invests in.

▪	Account for all sales, returns, leasing, borrowing, credit extension and other transactions at the plant/sales force level.

▪
Provide details on possible areas that could impact Rio Holdings, Inc.’ condition or results, such as obsolete inventory or material customer issues, a significant change in Rio Holdings, Inc.’ business or operations, or changes in general business or industry conditions.

▪
Disclose warranty or similar claims or costs, other than ordinary course aftermarket returns, and engineering issues on products or platforms that are reasonably likely to result in a warranty or similar claims or costs.

▪	Inform the CFO about any litigation, arbitration or similar judicial or administrative proceedings that involves Rio Holdings, Inc.

▪	Report any occurrence – accidental or otherwise – that results in the death, dismemberment or disability of an employee or a third party.

▪	Provide an accounting of impairments or potential write-offs of an asset or assets that could result in a material loss to Rio Holdings, Inc.

▪
Disclose material agreements, or terminations of material agreements, not made in the ordinary course of business, and contract breaches – either by Rio Holdings, Inc. or the other party to a contract with Rio Holdings, Inc.– that could result in a material loss or gain to Rio Holdings, Inc.

▪	Make known the termination or reduction of a business relationship with a customer that generally accounts for 5% or more of Rio Holdings, Inc.’ total revenues.

▪
Give disclosure on the imposition or creation of a direct or contingent financial obligation, or events triggering a direct or contingent financial obligation that is material to Rio Holdings, Inc., including any default or acceleration of an obligation.

COMMITMENT TO WORKPLACE COMPLIANCE

Rio Holdings, Inc. promises to be committed to the highest standards of ethics and integrity in all of its business operations and expects that all its employees, officers and directors will comply with the word and spirit of every applicable law or regulation in the country and locality in which we operate.

ANTITRUST

Policy

We will not engage in practices that unlawfully limit competition; nor will we engage in practices to unlawfully restrict a competitor’s opportunities. The thrust of the antitrust laws is that competition functions best when each company makes its business decisions independently. The laws prohibit agreements or actions, which unreasonably limit competition.

Comments

Free competition is healthy for business and good for customers. The antitrust laws of the United States and the competition laws of other countries govern the day -to-day conduct of business in setting prices and other aspects of the purchasing and marketing of goods and services. These laws are complex, but in general protect consumers from illegal competitive actions such as illegal price fixing and dividing of markets, and prohibit agreements that may restrain trade or reduce competition.

Antitrust laws prohibit entering into any kind of agreement or understanding (even oral or informal) with a competitor regarding: prices, costs, profits, margins, inventories, or terms and conditions of sale, territories, limitations on products or services, production, facilities, volume, or capacity, market share, customer or supplier allocation or selection, distribution methods, any action that affects, limits, or restricts competition, confidential or proprietary information, bidding arrangements, resale price maintenance schemes, exclusive dealings.

Do not be misled into thinking that agreements are unlawful only if the parties involved sign a written document. If competitors make a conscious commitment to a common course of anti-competitive action, they can be in violation of antitrust laws. A court or jury may even infer that an informal agreement existed simply because of suspicious parallel activities by competitors following meetings or communications. The best policy is to avoid any form of anti–competitive communication or activities.

Competition laws are complex. If you are uncertain whether any proposed pricing or marketing plan is lawful, you should consult with the CEO.

Your Responsibilities

▪	Never agree with competitors to fix prices or divide markets.

▪
Never enter into any understanding with a competitor that restricts either party’s discretion to provide any service, or that limits selling to, or buying from, a third party. If you attend a trade association meeting and competitors are present, never discuss at the meeting or at any social gathering costs, sales, profits, or market share. If such matters enter into the discussion, stop the discussion, or leave the meeting or social gathering.

▪	Report any activities by co-workers or competitors that appear contrary to the antitrust laws to the CEO.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Policy

Our operations are conducted in many different communities in several states.  This policy, which is founded on the highest ethical standards, is to be followed universally by all our employees wherever located.  Although laws may and do differ from locality to locality and state to state, matters of our basic business integrity transcend all borders.  Pertinent laws of every jurisdiction in which the Company operates must be followed.

Comment

With regard to adherence to the law, here are some key areas that apply to all employees:

Legal and Regulatory Matters

Each employee is charged with the responsibility of acquiring sufficient knowledge of the laws relating to his or her particular duties to recognize potential dangers and to know when to seek legal advice.  Adherence to legal and regulatory matters must govern the business decisions and actions of every Company employee.  You should make every effort to ensure that you and the Company are in compliance with all legal and regulatory matters applicable to your area of employment.  Any legal, regulatory, governmental inquiry or action should be directed to, and handled by, the CEO.

Spirit of the Law

In acting to ensure that you and the Company are in compliance with legal and regulatory matters, your actions should comply with both the spirit, as well as with the letter of the law.